SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

October 26, 2012

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 23, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Announcement of LM Ericsson Telephone Company, dated October 26, 2012 regarding “Ericsson Third Quarter Report 2012”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/s/ NINA MACPHERSON
Nina Macpherson
Senior Vice President and
General Counsel

By:	/s/ HELENA NORRMAN
Helena Norrman
Senior Vice President
Corporate Communications

Date: October 26, 2012

Ericsson third QUARTER report

October 26, 2012

•	Sales decreased -2% YoY and -1% QoQ.

•

Networks decreased YoY due to weaker sales in parts of Europe, China, Korea and Russia as well as continued decline in CDMA equipment sales. This was partly offset by strong development in North America. Operating margin was stable QoQ.

•	Global Services increased sales 19% YoY. Operating margin increased QoQ.

•	The underlying business mix, with higher share of coverage projects than capacity projects, is expected to prevail short-term.

•	Operating margin decreased YoY due to higher share of coverage projects and modernization projects in Europe. QoQ operating margin increased due to lower opex.

•	Cash flow from operations SEK 7.0 b. and cash conversion YTD at 52%.

•	Net income SEK 2.2 b., down from SEK 3.8 b. YoY, impacted by lower profitability in Networks.

•	EPS diluted SEK 0.67 (1.18). EPS Non-IFRS SEK 1.04 (1.52).

SEK b.	Q3 2012	Q3 2011	YoY Change	Q2 2012	QoQ Change	Nine m. 2012	Nine m. 2011
Net sales	54.6	55.5	–2%	55.3	–1%	160.8	163.3
Of which Networks	26.9	32.5	–17%	27.8	–3%	82.0	99.1
Of which Global Services	24.3	20.4	19%	24.1	1%	69.0	56.9
Of which Support Solutions	3.3	2.6	29%	3.5	–5%	9.8	7.2
Gross margin	30.4%	35.0%	—	32.0%	—	31.9%	37.1%

EBITA margin excl JVs and Sony Ericsson sale	8.7%	13.4%	—	8.0%	—	8.2%	13.0%
Operating income excl JVs and Sony Ericsson sale	3.7	6.3	–42%	3.3	11%	9.7	17.6
Operating margin excl JVs and Sony Ericsson sale	6.7%	11.3%	—	5.9%	—	6.1%	10.8%
EBITA margin excl JVs	8.7%	13.4%	—	8.0%	—	13.0%	13.0%
Operating income excl JVs	3.7	6.3	–42%	3.3	11%	17.4	17.6
Operating margin excl JVs	6.7%	11.3%	—	5.9%	—	10.8%	10.8%

Of which Networks	5%	13%	—	5%	—	5%	15%
Of which Global Services	8%	9%	—	6%	—	6%	7%
Of which Support Solutions	14%	3%	—	12%	—	9%	–7%

Operating income incl JVs	3.1	5.7	–45%	2.1	49%	14.3	15.7
Income after financial items	3.2	5.9	–45%	1.8	81%	14.1	16.3
Net income	2.2	3.8	–42%	1.2	81%	12.2	11.1

EPS diluted, SEK	0.67	1.18	–43%	0.34	97%	3.77	3.42
EPS (Non-IFRS), SEK 1)	1.04	1.52	–32%	0.78	33%	4.96	4.73
Cash flow from operations	7.0	1.6	—	–1.4	—	6.3	4.5
Cash conversion	149%	24%	—	–43%	—	52%	25%
Net cash, end of period	29.0	35.4	–18%	25.9	12%	29.0	35.4

1)	EPS, diluted, excl. amortizations, write-downs of acquired intangible assets and restructuring. Nine months 2012 includes a gain from the divestment of Sony Ericsson of SEK 7.7 b.

COMMENTS FROM HANS VESTBERG, PRESIDENT AND CEO

“Demand for Global Services and Support Solutions continued to be good, while Networks showed a decline in sales YoY. In North America Networks sales developed favorably, despite the expected decline in CDMA sales, while parts of Europe, China, Korea and Russia continued to be slow,” says Hans Vestberg, President and CEO of Ericsson (NASDAQ:ERIC). “The growing Global Services business contributes not only with topline but also with stable operating profitability and, together with Support Solutions, represented more than 50% of Group sales.

1

NET SALES, SEK b.

OPERATING INCOME INCL. JVs, SEK b.

*	excl SEK 7.7 b. gain from Sony Ericsson divestment

NET INCOME, SEK b.

*	excl SEK 7.7 b. gain from Sony Ericsson divestment

CASH FLOW FROM OPERATIONS, SEK b.

We believe that the fundamentals for longer-term positive development for the industry remain solid. There are now one billion smartphones in the world and the number is expected to reach three billion in 2017. The introduction of new devices and applications put higher consumer demands on network performance and quality. This drives demand for our technology, software and services capabilities. However, at the same time, we see a continued macroeconomic slow down and political unrest in parts of the world, which has led to more cautious operator spending in some parts of the world.

Our joint venture ST-Ericsson is still in a challenging situation although performance improved in the quarter. Ericsson, together with STMicroelectronics, is continuously reviewing the strategy and business case. We remain confident that ST-Ericsson has a strategic position in the industry to enable the device ecosystem.

We have a strong portfolio, position and capabilities in place. However, our profitability is not satisfactory. Operating expenses for comparable units have declined -7% YoY and we also see steady improvements in execution of projects. These improvements are encouraging, but not enough and we will continue to proactively identify and execute additional efficiency gains and cost reductions,” concludes Vestberg.

Financial Highlights

INCOME STATEMENT AND CASH FLOW

Sales in the quarter decreased -2% YoY and -1% QoQ. Sales for comparable units, adjusted for FX and hedging, decreased -4% YoY. The acquired Telcordia operation added sales of SEK 1.1 b. in the quarter, split 50/50 between segments Global Services and Support Solutions.

Networks sales decreased -17% YoY primarily due to weaker sales in parts of Europe, China, Korea and Russia as well as continued decline in CDMA equipment sales. This was partly offset by strong development in North America. Networks sales decreased -3% QoQ due to seasonality. CDMA equipment sales continued its expected rapid decline with -50% YoY to SEK 1.6 b in the quarter.

Global Services continued its good momentum and grew 19% YoY and 1% QoQ. Global Services represented 45% (37%) of Group sales in the quarter compared to 44% in Q212. Support Solutions sales grew with 29% YoY and declined -5% QoQ. Both Global Services and Support Solutions were positively impacted by the added sales from the acquired Telcordia.

Ericsson restructuring charges amounted to SEK 0.6 (0.4) b., mainly related to execution of the service delivery strategy through transformation from local to global resource centers. For the nine months period, restructuring charges amount to SEK 1.7 b. As previously communicated, restructuring charges are estimated to approximately SEK 4 b., for the FY12.

Gross margin was down YoY to 30.4% (35.0%), and from 32.0% QoQ. The YoY decrease is due to the increased Global Services share as well as a higher proportion of coverage projects and network modernization projects in Europe. Approximately 50% of the YoY gross margin decline is related to the increased services share. The QoQ gross margin reduction is due to lower software sales and a higher Global Services share than in Q212.

The underlying business mix, with higher share of coverage projects than capacity projects, is expected to prevail short-term. The negative impact from the network modernization projects in Europe will start to gradually decline end 2012.

Ericsson Third Quarter Report 2012	2

Total operating expenses amounted to SEK 13.3 (13.5) b. due to seasonality and effects from cost reductions. Excluding acquisitions and restructuring charges, total operating expenses amounted to SEK 12.5 b. down -7% YoY. R&D expenses amounted to SEK 7.5 (7.8) b. and declined YoY despite added acquisitions. Full year R&D expenses is expected to be SEK 30-32 b. Selling and general administrative expenses (SG&A) amounted to SEK 5.8 (5.7) b. and declined QoQ by SEK 1.1 b.

Other operating income and expenses was SEK 0.3 (0.4) b. where of the divestment of Multimedia brokering (IPX) amounted to SEK 0.2 b.

Operating income, excluding JVs, decreased to SEK 3.7 (6.3) b. due to higher share of coverage projects and modernization projects in Europe as well as lower sales. Operating margin was 6.7% (11.3%) compared to 5.9% in Q212. The sequential improvement is driven by lower operating expenses.

Ericsson’s share in ST-Ericsson’s income before tax was SEK -0.6 (-0.7) b.

Financial net amounted to SEK 0.1 (0.2) b. and increased QoQ from SEK -0.3 b. mainly due to positive currency exchange revaluation effects on financial investments and liabilities.

Net income decreased to SEK 2.2 (3.8) b. due to lower profitability in Networks.

EPS diluted was SEK 0.67 (1.18). EPS Non-IFRS, excluding restructuring, was SEK 1.04 (1.52).

Cash flow from operations was positive SEK 7.0 (1.6) b., driven by good collection in the quarter. Cash conversion YTD is 52%. Cash outlays for restructuring amounted to SEK 0.2 (0.7) b. Cash outlays of SEK 0.9 b. remain to be made from the restructuring provision.

Ericsson Third Quarter Report 2012	3

DAYS SALES OUTSTANDING

INVENTORY DAYS

PAYABLE DAYS

BALANCE SHEET AND OTHER PERFORMANCE INDICATORS

Trade receivables decreased QoQ to SEK 61.6 (67.3) b., reflecting good collections and changes in FX. As a result, days sales outstanding (DSO) decreased from 111 to 101 days QoQ.

Inventory continued on a high level due to the high project activity. Inventory decreased QoQ to SEK 32.4 (33.1) b., mainly positively impacted by changes in FX. Inventory turnover days decreased from 84 to 82 days.

During the quarter, Ericsson has performed refinancing activities to extend the average debt maturity profile and to further diversify funding sources.

Cash, cash equivalents and short-term investments amounted to SEK 68.8 (66.4) b. The net cash position increased QoQ by SEK 3.1 b. to SEK 29.0 (25.9) b., mainly due to positive operating cash flow.

During the quarter, approximately SEK 0.7 b. of provisions was utilized, of which SEK 0.2 b. related to restructuring. Additions of SEK 0.8 b. were made, of which SEK 0.2 b. related to restructuring. Reversals of SEK 0.1 b. were made.

Total number of employees at the end of the quarter increased to 109,214 (108,095). The increase is mainly due to addition of service professionals mainly in India and the acquisition of Technicolor Broadcast Service Division. This offsets headcount reductions in other areas.

Ericsson Third Quarter Report 2012	4

SEGMENT SALES, SEK b.

NETWORKS QUARTERLY SALES, SEK b.

EBITA MARGIN, PERCENT

Segment Results

NETWORKS

SEK b.	Q3 2012	Q3 2011	YoY Change	Q2 2012	QoQ Change	Nine m. 2012	Nine m. 2011
Network sales	26.9	32.5	–17%	27.8	–3%	82.0	99.1
EBITA margin 1)	8%	16%	—	7%	—	8%	17%
Operating margin	5%	13%	—	5%	—	5%	15%

1)	EBITA – Earnings before interest, tax, amortizations and write-downs of acquired intangibles.

Organic and FX adjusted sales declined YoY -17%. The decline is related to lower sales in parts of Europe, continued decline in CDMA, lower GSM sales in China as well as lower 3G sales in Russia. Korea declined YoY as a result of the large 3G investments in Q311. North America showed good development both YoY and QoQ. The sequential decline is due to seasonality.

The good traction for the Smart Services Router (SSR) continued in the quarter with 13 new contracts signed compared to seven in Q212. Overall the fixed and mobile IP portfolio showed good growth in the quarter. We also saw accelerating demand for AIR, the world’s first commercially deployed antenna-integrated radio and part of the RBS6000 family, providing enhanced radio performance and ease of deployment.

Operating margin was negatively impacted YoY by lower sales as well as the underlying business mix, with more coverage than capacity projects, and the European network modernization projects. Operating margin was stable QoQ with positive impact from seasonally low operating expenses while a lower share of software impacted negatively.

After the initial large-scale LTE rollouts in the US, Korea and Japan, we now start to see other countries following. Lately Latin America started LTE rollouts and after executing awarded contracts Ericsson will have a footprint of more than 50%, substantially higher than the 3G market share in the region.

The introduction of new devices and applications put higher consumer demands on network performance. Faster HSPA speeds, coverage and capacity enhancements as well as tiered price plans are required for successful service differentiation.

Segment Networks has a continued strong focus on improving profitability and leveraging the installed base of radio, core and transport equipment. Other key priorities are to grow IP sales and secure contracts for Voice over LTE. In CDMA, the priority is to support customers’ migration to our LTE solution and excel in life-cycle management.

CDMA sales in the quarter amounted to SEK 1.6 b., a decline of -50% YoY and with lower operating margin than average in Networks. The work to reduce cost in the CDMA business continued and as of January 1, 2013, the CDMA operations will transition into the Networks organization. There is no impact on financial reporting.

Ericsson Third Quarter Report 2012	5

GLOBAL SERVICES QUARTERLY SALES, SEK b.

EBITA MARGIN, PERCENT

GLOBAL SERVICES

SEK b.	Q3 2012	Q3 2011	YoY Change	Q2 2012	QoQ Change	Nine m. 2012	Nine m. 2011
Global Services sales	24.3	20.4	19%	24.1	1%	69.0	56.9
Of which Professional Services	16.4	14.7	11%	16.9	–3%	48.2	40.8
Of which Managed Services	6.3	5.3	19%	6.5	–3%	18.5	15.0
Of which Network Rollout	7.9	5.7	38%	7.1	11%	20.8	16.2

EBITA margin 1)	8%	9%	—	7%	—	7%	8%
Of which Professional Services	15%	14%	—	14%	—	14%	13%
Of which Network Rollout	–5%	–4%	—	–10%	—	–8%	–7%

Operating margin	8%	9%	—	6%	—	6%	7%
Of which Professional Services	14%	14%	—	13%	—	13%	13%
Of which Network Rollout	–6%	–5%	—	–11%	—	–9%	–8%

1)	EBITA – Earnings before interest, tax, amortizations and write-downs of acquired intangibles.

Organic and FX adjusted sales growth was 16% YoY. The growth in Professional Services is mainly related to Managed Services. Operators continue to focus on increasing their operational efficiencies and reduce operating expenses through transformation activities in the voice, IP and OSS/BSS domains which drive demand for managed services and consulting and systems integration. The increase in Network Rollout is related to major activities in North East Asia, Europe, North America, and Sub-Saharan Africa. The QoQ decline in Professional Services is reflecting seasonality, while the increase in Network Rollout is a result of the continued high project activity.

The segment shows stable margin development due to continued efficiency gains. The QoQ margin improvement in Network Rollout is mainly a result of continued improvements in project execution and somewhat more favorable project mix. The margin impact from restructuring charges was 2%-points Q312 for Global Services (1%-point Q311) and 2%-points for Professional Services (2%-points Q311).

Ericsson supports networks with more than 2.5 billion subscribers. The strategy to centralize the service delivery continues and the number of services professionals increased with hiring of new employees in the Global Service Center in India as well as the acquisition of Technicolor Broadcast Service Division.

Other information	Q3 2012	Q2 2012	Q1 2012	Full year 2011
No. of signed managed services contracts	11	17	9	70
Of which expansions/extensions	5	5	4	32
No. of signed significant consulting & systems integration contracts 1)	3	7	6	34
Number of subscribers in networks managed by Ericsson, end of period 2)	~ 950 m.	> 900 m.	> 900 m.	900 m.
Of which in network operations contracts	550 m.	500 m.	500 m.	500 m.
Number of Ericsson services professionals, end of period	59,000	57,000	57,000	56,000

1)	In the areas of OSS/BSS, IP, Service Delivery Platforms and data center build projects.
2)	The figure includes network operations contracts and field operation contracts.

Ericsson Third Quarter Report 2012	6

SUPPORT SOLUTIONS QUARTERLY SALES, SEK b.

EBITA MARGIN, PERCENT

SUPPORT SOLUTIONS

SEK b.	Q3 2012	Q3 2011	YoY Change	Q2 2012	QoQ Change	Nine m. 2012	Nine m. 2011
Support Solutions sales	3.3	2.6	29%	3.5	–5%	9.8	7.2
EBITA margin 1)	19%	11%	—	17%	—	15%	0%
Operating margin	14%	3%	—	12%	—	9%	–7%

1)	EBITA – Earnings before interest, tax, amortizations and write-downs of acquired intangibles.

Organic and FX adjusted sales growth was 4% YoY. The acquired Telcordia operation added sales of SEK 0.6 b. in the quarter and showed good QoQ sales performance. The YoY sales increase for the segment was driven by business support solutions BSS (charging solutions), mainly in Latin America and Middle East.

Operating margin is positively impacted by a capital gain of SEK 0.2 b. from the divestment of Multimedia brokering (IPX). Excluding IPX, operating margin was 7% in the quarter. IPX contributed with sales of SEK 1.2 b. for the first nine months of the year. Focus continues to be on transforming the business for sustainable profit generation as well as integrating Telcordia and newly acquired ConceptWave.

The number of subscribers served by our charging and billing solutions was 2.0 billion at end of period.

ST-ERICSSON

USD m.	Q3 2012	Q3 2011	YoY Change	Q2 2012	QoQ Change
Net sales	359	412	–13%	344	4%
Adjusted operating income 1)	–148	–194	24%	–235	37%
Operating income	–174	–224	22%	–309	44%
Net income	–190	–211	10%	–318	40%

1)	Operating income adjusted for amortization of acquired intangibles and restructuring charges.

ST-Ericsson’s sales increased 4% QoQ, reflecting the continued ramp of NovaThor platforms shipping to customers as well as revenue from IP licensing. The net debt at the end of the quarter was USD -1.4 b. Last quarter net debt was USD -1.2 b. ST-Ericsson is reported in US GAAP and Ericsson’s share in ST-Ericsson’s income before tax, adjusted to IFRS, was SEK -0.6 (-0.7) b. in the quarter. By the end of the quarter, ST-Ericsson had utilized USD 1.4 b. of a short-term credit facility of USD 1.4 b. granted on a 50/50 basis by the parent companies, which corresponds to an increase of USD 0.2 b. since Q212.

Ericsson Group balance sheet items related to its investment in ST-Ericsson (IFRS);

SEK m.	March 31, 2012	June 30, 2012	Sept 30, 2012
Investment in ST-Ericsson	1,982	767	195
Loans to ST-Ericsson	3,241	4,311	4,538
Total	5,223	5,078	4,733

Though their path to success is challenging, ST-Ericsson continues to focus on securing the successful execution and delivery of its NovaThor ModAp platforms and Thor modems to customers while executing a company transformation aiming at lowering its break-even point. The parent companies are continuously reviewing the strategy and business case. As a result, we may consider additional actions to solidify and accelerate ST-Ericsson’s path to profitability. In such an event, or in case of a significant worsening of business prospects, the value of ST-Ericsson for Ericsson could decrease to a value significantly lower than the current carrying amount of ST-Ericsson on our books and we may be required to take an impairment charge.

Ericsson Third Quarter Report 2012	7

Ericsson accounts for ST-Ericsson in accordance with the equity method which means that Ericsson’s share of income after tax in ST-Ericsson increases or decreases the carrying investment amount.

Regional sales Overview

	Third quarter 2012				Growth
SEK b.	Net-works	Global Services	Support Solutions	Total	YoY	QoQ
North America	7.6	5.9	0.6	14.0	16%	8%
Latin America	2.5	2.3	0.6	5.4	–10%	3%
Northern Europe and Central Asia	1.5	1.1	0.1	2.7	–24%	–20%
Western and Central Europe	0.9	2.5	0.2	3.6	–21%	–11%
Mediterranean	2.0	3.2	0.2	5.4	3%	–13%
Middle East	1.4	1.8	0.4	3.6	0%	–2%
Sub-Saharan Africa	1.6	0.9	0.3	2.8	11%	0%
India	1.1	0.6	0.1	1.7	–24%	2%
China and North East Asia	4.5	3.7	0.1	8.4	–13%	–1%
South East Asia and Oceania	1.7	1.6	0.1	3.5	–6%	–5%
Other 1)	2.1	0.5	0.7	3.3	49%	6%

Total	26.9	24.3	3.3	54.6	–2%	–1%

1)

In Segment Networks “Other” includes licensing revenues, sales of cables, power modules and other businesses. Revenue from the acquired Telcordia business operation, consolidated January 2012, is reported 50/50 between segments Global Services and Support Solutions. In the regional dimension, all of the Telcordia sales are reported in the Support Solution segment except for North America where it is split 50/50 between Global Services and Support Solutions. The acquired Technicolor Broadcast Service Division is reported in segment Global Services region “Other”. Multimedia brokering (IPX) was previously reported in each region in segment Support Solution. As of Q112 it is part of region “Other” in segment Support Solutions. Multimedia brokering (IPX) was divested end Q312.

North America. Network and Global Services sales both grew YoY and QoQ driven by continued high activity levels in won coverage projects. CDMA sales continued its expected decline. New LTE devices will drive data traffic and increase focus from operators on both coverage and capacity.

Latin America. Networks YoY business was slow pending operators’ decision for LTE investments. Networks sales increased QoQ driven by 3G/HSPA sales. Lately Latin America started LTE rollouts and after executing awarded contracts Ericsson will have a footprint of more than 50%, substantially higher than the 3G market share in the region. The region has also won substantial business in OSS/BSS and IPTV which contributed positively to Support Solutions.

Northern Europe and Central Asia. The continued YoY decline in Networks sales is mainly related to lower sales in Russia. However, Global Services continued its growth thanks to network rollout projects as well as new managed services contracts.

Western and Central Europe. Networks sales were negatively affected by the transition from previous contracts to network modernization contracts. This transition also impacted sales of Network Rollout in Global Services. Managed services, OSS/BSS and systems integration continued to show positive momentum.

Mediterranean. The YoY growth is driven by rollout of modernization projects. LTE is starting to gain traction in the region with deployment in a few countries.

Ericsson Third Quarter Report 2012	8

Middle East. Both Global Services and Support Solutions developed favorably in the quarter. Demand is especially good for managed services and systems integrations as operators seek network performance quality, operational efficiencies as well as transformation of their OSS/BSS environments. Networks sales were weak, impacted by political unrest in parts of the region, partly offset by continued LTE deployments.

Sub-Saharan Africa. The sales increase YoY is driven by 3G rollouts and upgrades across the region. However, 2G rollouts still represent the largest share of Global Services as well as Networks revenues. Subscriber and data growth continues, although data grows from a low level.

India. The QoQ improvement in Networks is driven by operator investments in areas where data traffic is growing. However, investments continued at low levels which are highlighted by the YoY comparison where Q311 saw large initial 3G rollouts.

China and North East Asia. The YoY decline in Networks was impacted by the same driver as in previous quarter, i.e. lower sales of GSM in China. Although the transition to LTE continues, Korea declined YoY compared with the large 3G investments in Q311. Services sales also showed same driver as in Q212, i.e. a strong development mainly driven by turnkey projects in Japan.

South East Asia and Oceania. Operator focus on network performance and quality has a positive impact on Global services sales. Networks sales decreased YoY reflecting lower activity levels in certain countries. LTE deployment is ongoing in parts of the region.

Other. The YoY improvement is due to the acquired Technicolor Broadcast Service Division that was consolidated in the quarter as well as Multimedia brokering (IPX) which was previously reported in each region, but from Q112 it is part of “Other”, under Support Solutions. Multimedia Brokering (IPX) was divested end Q312. Licensing revenues continued to show a stable development YoY. Also sales of cables, power modules and other businesses are included in “Other”.

Market data

GROWTH RATES ARE BASED ON ERICSSON AND MARKET ESTIMATES

	Q3 2012	Q3 2011		FULL YEAR			Ericsson forecast
			Change	2009	2010	2011	2012
Mobile subscriptions, billion	6.4	5.9	9%	4.6	5.3	6.0	6.6
Net additions, million	105	180	–40%	650	710	670	630

Mobile broadband, million 1)	1,400	900	55%	300	600	1,000	1,500
Net additions, million	125	105	20%	150	270	400	500

1)

Mobile broadband includes handsets, tablets and mobile PCs for the following technologies: HSPA, LTE, CDMA2000 EV-DO, TD-SCDMA and WiMAX. Note: due to continuous improvements in reported data from operators, historical subscriptions figures might have changed compared to previously reported, affecting comparison of net additions and total figures. All figures are approximates.

Ericsson Third Quarter Report 2012	9

Parent Company Information

Income after financial items was SEK 10.5 (6.1) b. Major changes in the Parent Company’s financial position for the nine month period; decreased cash, cash equivalents and short-term investments of SEK 9.8 b., and increased current and non-current receivables from subsidiaries of SEK 8.4 b. At the end of the quarter, cash, cash equivalents and short-term investments amounted to SEK 46.3 (56.1) b. By the end of the quarter, ST-Ericsson had utilized USD 695 million of a short-term credit facility.

In accordance with the conditions of the long-term variable compensation program (LTV) for Ericsson employees, 2,478,565 shares from treasury stock were sold or distributed to employees during the third quarter. The holding of treasury stock at September 30, 2012, was 87,217,391 Class B shares.

Ericsson annual general meeting

The Annual General Meeting of shareholders will be held on April 9, 2013, 15.00 (CET) at Kistamässan in Kista, Stockholm, Sweden.

ANNUAL REPORT

The annual report will be made available on our website www.ericsson.com and at the Ericsson headquarters, Torshamnsgatan 23, Stockholm, Sweden, first weeks of March.

Other Information

DIVESTMENT OF IPX

On September 30, 2012, Ericsson divested its Multimedia brokering platform (IPX) to French listed company Gemalto, with the exception of operations in the US. About 100 employees were part of the transaction.

ACQUISITION OF CANADIAN CONCEPTWAVE

On September 25, 2012, Ericsson announced the acquisition of 100% of the shares of ConceptWave in an all cash transaction. ConceptWave is headquartered in Toronto, Canada, with 170 employees and complements Ericsson’s portfolio in operations and business support systems with order management and product catalog solutions. The transaction closed at signing.

DIVESTMENT OF EDA 1500 GPON PORTFOLIO

On August 22, 2012, Ericsson announced the sale of its EDA 1500 GPON portfolio to US-based Calix Inc. (NYSE:CLAX) including the transfer of about 60 employees. The negative impact on operating income of estimated SEK 400 million in Q412 will be equally split between cost of sales and operating expenses without any significant cash impact. The companies have signed a global re-seller agreement.

CLOSING TECHNICOLOR BROADCAST SERVICE DIVISION ACQUISITION

On July 3, 2012, Ericsson announced the closing of the acquisition of Technicolor’s Broadcast Services Division. The acquisition brings leading broadcast customers, approximately 900 highly skilled professionals and play-out services in France, UK and Netherlands. Purchase price amounted to EUR 19 million and a potential earn-out based on 2015 revenues of the Broadcast Services activity up to EUR 9 million.

SIGNING OF LOAN AGREEMENT WITH NORDIC INVESTMENT BANK

On July 20, 2012, Ericsson announced the signing of a loan agreement with the Nordic Investment Bank (NIB). The loan amounts to EUR 0.15 b. (or the equivalent in USD), and is divided into two equal tranches with respective seven- and nine-year maturity. The loan supports Ericsson’s R&D activity in Sweden and Finland to further develop the next generation mobile broadband technology. Investment period runs 2012 through 2014. The loan will refinance maturing debt, extend the debt maturity profile and further diversify funding sources.

Ericsson Third Quarter Report 2012	10

ASSESSMENT OF RISK ENVIRONMENT

Ericsson’s operational and financial risk factors and uncertainties along with our strategies and tactics to mitigate risk exposures or limit unfavorable outcomes are described in our Annual Report 2011. Compared to the risks described in the Annual Report 2011, no material, new or changed risk factors or uncertainties have been identified in the quarter.

Risk factors and uncertainties in focus short-term for the Parent Company and the Ericsson Group include:

•

Potential negative effects on operators’ willingness to invest in network development due to uncertainty in the financial markets and a weak economic business environment, or reduced consumer telecom spending, or increased pressure on us to provide financing;

•	Uncertainty regarding the financial stability of suppliers, for example due to lack of financing;

•	Effects on gross margins and/or working capital of the product mix in the Networks segment between sales of upgrades and expansions (mainly software) and new build-outs of coverage (mainly hardware);

•	Effects on gross margins of the product mix in the Global Services segment including proportion of new network build-outs and share of new managed services deals with initial transition costs;

•	A continued volatile sales pattern in the Support Solutions segment or variability in our overall sales seasonality could make it more difficult to forecast future sales;

•	Effects of the ongoing industry consolidation among our customers as well as between our largest competitors, e.g. with postponed investments and intensified price competition as a consequence;

•	Execution of the business plan and related capital need of our joint venture ST-Ericsson;

•	Changes in foreign exchange rates, in particular USD and EUR;

•	Political unrest or instability in certain markets;

•	Effects on production and sales from restrictions with respect to timely and adequate supply of materials, components and production capacity and other vital services on competitive terms;

•	Natural disasters and other events, affecting business, production, supply and transportation.

Ericsson stringently monitors the compliance with all relevant trade regulations and trade embargos applicable to dealings with customers operating in countries where there are trade restrictions or trade restrictions are discussed. Moreover, Ericsson operates globally in accordance with Group policies and directives for business ethics and conduct.

Stockholm, October 26, 2012

Telefonaktiebolaget LM Ericsson (publ)

Hans Vestberg, President and CEO

Org. Nr. 556016-0680

Date for next report: January 31, 2013

Ericsson Third Quarter Report 2012	11

Auditors’ Review Report

We have reviewed this report for the period January 1, 2012, to September 30, 2012, for Telefonaktiebolaget LM Ericsson (publ). The board of directors and the CEO are responsible for the preparation and presentation of this financial information in accordance with IAS 34 and the Swedish Annual Accounts Act. Our responsibility is to express a conclusion on this financial information based on our review.

We conducted our review in accordance with the Swedish Standard on Review Engagements SÖG 2410, Review of Interim Report Performed by the Independent Auditor of the Entity. A review consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (ISA) and other generally accepted auditing standards in Sweden. The procedures performed in a review do not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that the interim report is not prepared, in all material respects, in accordance with IAS 34 and the Swedish Annual Accounts Act, regarding the Group, and with the Swedish Annual Accounts Act, regarding the Parent Company.

Stockholm, October 26, 2012

PricewaterhouseCoopers AB

Peter Nyllinge	Johan Engstam

Authorized Public Accountant	Authorized Public Accountant
Auditor in Charge

Ericsson Third Quarter Report 2012	12

Editor’s Note

To read the complete report with tables, please go to:

www.ericsson.com/res/investors/docs/q-reports/2012/9month12-en.pdf

Ericsson invites media, investors and analysts to a press conference at the Ericsson Studio, Grönlandsgången 4, Stockholm, at 09.00 (CET), October 26, 2012. An analysts, investors and media conference call will begin at 14.00 (CET).

Live webcast of the press conference and conference call as well as supporting slides will be available at www.ericsson.com/press and www.ericsson.com/investors

Video material will be published during the day on www.ericsson.com/press

FOR FURTHER INFORMATION, PLEASE CONTACT

Helena Norrman, Senior Vice President, Communications

Phone: +46 10 719 3472

E-mail: investor.relations@ericsson.com or media.relations@ericsson.com

INVESTORS	MEDIA

Åse Lindskog, Vice President,

Head of Investor and Analyst Relations

Phone: +46 10 719 9725

+46 730 244 872

E-mail: investor.relations@ericsson.com

Stefan Jelvin, Director,

Investor Relations

Phone: +46 10 714 2039

+46 709 860 227

E-mail: investor.relations@ericsson.com

Åsa Konnbjer, Director,

Investor Relations

Phone: +46 10 713 3928

+46 730 825 928

E-mail: investor.relations@ericsson.com

Rikard Tunedal, Director,

Investor Relations

Phone: +46 10 714 5400

+46 761 005 400

E-mail: investor.relations@ericsson.com

Ola Rembe, Vice President,

Head of Corporate Public & Media Relations

Phone: +46 10 719 9727

+46 730 244 873

E-mail: media.relations@ericsson.com

Corporate Public & Media Relations

Phone: +46 10 719 69 92

E-mail: media.relations@ericsson.com

Telefonaktiebolaget LM Ericsson (publ)

Org. number: 556016-0680

Torshamnsgatan 23

SE-164 83 Stockholm

Phone: +46 10 719 0000

www.ericsson.com

Ericsson Third Quarter Report 2012	13

Safe Harbor Statement of Ericsson under the US Private Securities Litigation Reform Act of 1995;

All statements made or incorporated by reference in this release, other than statements or characterizations of historical facts, are forward-looking statements. These forward-looking statements are based on our current expectations, estimates and projections about our industry, management’s beliefs and certain assumptions made by us. Forward-looking statements can often be identified by words such as “anticipates”, “expects”, “intends”, “plans”, “predicts”, “believes”, “seeks”, “estimates”, “may”, “will”, “should”, “would”, “potential”, “continue”, and variations or negatives of these words, and include, among others, statements regarding: (i) strategies, outlook and growth prospects; (ii) positioning to deliver future plans and to realize potential for future growth; (iii) liquidity and capital resources and expenditure, and our credit ratings; (iv) growth in demand for our products and services; (v) our joint venture activities; (vi) economic outlook and industry trends; (vii) developments of our markets; (viii) the impact of regulatory initiatives; (ix) research and development expenditures; (x) the strength of our competitors; (xi) future cost savings; (xii) plans to launch new products and services; (xiii) assessments of risks; (xiv) integration of acquired businesses; (xv) compliance with rules and regulations and (xvi) infringements of intellectual property rights of others.

In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. These forward-looking statements speak only as of the date hereof and are based upon the information available to us at this time. Such information is subject to change, and we will not necessarily inform you of such changes. These statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions that are difficult to predict. Therefore, our actual results could differ materially and adversely from those expressed in any forward-looking statements as a result of various factors. Important factors that may cause such a difference for Ericsson include, but are not limited to: (i) material adverse changes in the markets in which we operate or in global economic conditions; (ii) increased product and price competition; (iii) reductions in capital expenditure by network operators; (iv) the cost of technological innovation and increased expenditure to improve quality of service; (v) significant changes in market share for our principal products and services; (vi) foreign exchange rate or interest rate fluctuations; and (vii) the successful implementation of our business and operational initiatives.

Ericsson Third Quarter Report 2012	14

Financial Statements and Additional Information

Ericsson Third Quarter Report 2012	15

CONSOLIDATED INCOME STATEMENT

	Jul - Sep			Jan - Sep
SEK million	2011	2012	Change	2011	2012	Change

Net sales	55,518	54,550	–2%	163,254	160,843	–1%
Cost of sales	–36,095	–37,970	5%	–102,737	–109,566	7%

Gross income	19,423	16,580	–15%	60,517	51,277	–15%
Gross margin (%)	35.0%	30.4%		37.1%	31.9%

Research and development expenses	–7,824	–7,473	–4%	–23,923	–23,586	–1%
Selling and administrative expenses	–5,664	–5,797	2%	–19,846	–18,884	–5%

Operating expenses	–13,488	–13,270	–2%	–43,769	–42,470	–3%

Other operating income and expenses 1)	366	341		875	8,620

Operating income before shares in earnings of JV and associated companies	6,301	3,651	–42%	17,623	17,427	–1%
Operating margin before shares in earnings of JV and associated companies (%)	11.3%	6.7%		10.8%	10.8%

Shares in earnings of JV and associated companies	–640	–555	–13%	–1,879	–3,166	68%

Operating income	5,661	3,096	–45%	15,744	14,261	–9%

Financial income	1,198	390		2,477	1,270	–49%
Financial expenses	–987	–275		–1,929	–1,472	–24%

Income after financial items	5,872	3,211	–45%	16,292	14,059	–14%

Taxes	–2,090	–1,027		–5,214	–1,866
Net income	3,782	2,184	–42%	11,078	12,193	10%

Net income attributable to:
- Stockholders of the Parent Company	3,821	2,177		11,040	12,237
- Non-controlling interests	–39	7		38	–44

Other information
Average number of shares, basic (million)	3,207	3,217		3,204	3,215
Earnings per share, basic (SEK) 2)	1.19	0.68		3.45	3.81
Earnings per share, diluted (SEK) 2)	1.18	0.67		3.42	3.77

STATEMENT OF COMPREHENSIVE INCOME

	Jul - Sep		Jan - Sep
SEK million	2011	2012	2011	2012

Net income	3,782	2,184	11,078	12,193

Other comprehensive income
Actuarial gains and losses, and the effect of the asset ceiling, related to pensions	–5,825	–486	–7,174	–1,251
Revaluation of other investments in shares and participations
Fair value remeasurement	–1	1	–1	2

Cash flow hedges
Gains/losses arising during the period	–882	867	880	1,066
Reclassification adjustments for gains/losses included in profit or loss	–264	–72	–2,383	–215
Adjustments for amounts transferred to initial carrying amount of hedged items	—	—	—	92
Changes in cumulative translation adjustments	1,848	–3,409	–426	–4,090
Share of other comprehensive income on JV and associated companies	439	–5	–177	–23
Tax on items relating to components of other comprehensive income	1,619	–27	2,063	126
Total other comprehensive income	–3,066	–3,131	–7,218	–4,293

Total comprehensive income	716	–947	3,860	7,900

Total comprehensive income attributable to:
Stockholders of the Parent Company	682	–879	3,799	8,000
Non-controlling interests	34	–68	61	–100

1)	Includes gain on sale of Sony Ericsson SEK 7.7 b. in Q1 2012
2)	Based on Net income attributable to stockholders of the Parent Company

Ericsson Third Quarter Report 2012	16

CONSOLIDATED BALANCE SHEET

SEK million	Dec 31 2011	Jun 30 2012	Sep 30 2012

ASSETS
Non-current assets
Intangible assets
Capitalized development expenses	3,523	3,795	3,964
Goodwill	27,438	31,342	30,319
Intellectual property rights, brands and other intangible assets	13,083	17,616	16,125

Property, plant and equipment	10,788	11,435	11,559

Financial assets
Equity in JV and associated companies	5,965	2,110	1,526
Other investments in shares and participations	2,199	2,207	2,010
Customer financing, non-current	1,400	1,340	1,331
Other financial assets, non-current	4,117	4,932	3,704

Deferred tax assets	13,020	14,164	13,506

	81,533	88,941	84,044

Current assets
Inventories	33,070	33,118	32,424

Trade receivables	64,522	67,320	61,562
Customer financing, current	2,845	2,581	2,703
Other current receivables	17,837	19,337	23,417

Short-term investments 1)	41,866	37,674	35,976
Cash and cash equivalents	38,676	28,707	32,845

	198,816	188,737	188,927

Total assets	280,349	277,678	272,971

EQUITY AND LIABILITIES
Equity
Stockholders’ equity	143,105	143,827	143,079
Non-controlling interest in equity of subsidiaries	2,165	1,920	1,463

	145,270	145,747	144,542

Non-current liabilities
Post-employment benefits	10,016	9,859	9,732
Provisions, non-current	280	205	196
Deferred tax liabilities	2,250	3,732	3,604
Borrowings, non-current	23,256	23,033	22,910
Other non-current liabilities	2,248	2,534	2,513

	38,050	39,363	38,955

Current liabilities
Provisions, current	5,985	5,113	5,047
Borrowings, current	7,765	7,583	7,196
Trade payables	25,309	24,410	21,968
Other current liabilities	57,970	55,462	55,263

	97,029	92,568	89,474

Total equity and liabilities	280,349	277,678	272,971

Of which interest-bearing liabilities and post-employment benefits	41,037	40,475	39,838

Of which net cash	39,505	25,906	28,983

Assets pledged as collateral	452	530	538
Contingent liabilities	609	518	548

1)	Including loan to ST-Ericsson of SEK 4,538 million as of September 30, 2012

(SEK 4,311 million as of June 30, 2012, SEK 2,759 million as of December 31, 2011)

Ericsson Third Quarter Report 2012	17

CONSOLIDATED STATEMENT OF CASH FLOWS

	Jul - Sep		Jan - Sep		Jan - Dec
SEK million	2011	2012	2011	2012	2011

Operating activities
Net income	3,782	2,184	11,078	12,193	12,569
Adjustments to reconcile net income to cash
Taxes	550	–886	1,242	–3,189	1,994
Earnings/dividends in JV and associated companies	658	579	1,893	3,062	3,710
Depreciation, amortization and impairment losses	2,227	2,394	6,608	7,110	9,036
Other	–291	413	–2,599	–7,075	–2,127

	6,926	4,684	18,222	12,101	25,182

Changes in operating net assets
Inventories	–2,619	–650	–8,451	–666	–3,243
Customer financing, current and non-current	–607	–164	–216	118	74
Trade receivables	–2,769	2,882	–2,265	1,177	–1,700
Trade payables	–805	–1,455	–1,894	–2,451	–1,648
Provisions and post-employment benefits	–2,180	–175	–3,417	–2,299	–5,695
Other operating assets and liabilities, net	3,694	1,851	2,536	–1,640	–2,988

	–5,286	2,289	–13,707	–5,761	–15,200

Cash flow from operating activities	1,640	6,973	4,515	6,340	9,982

Investing activities
Investments in property, plant and equipment	–1,294	–1,461	–3,470	–4,103	–4,994
Sales of property, plant and equipment	59	17	214	316	386
Acquisitions/divestments of subsidiaries and other operations, net 1)	–1,931	–357	–2,893	–2,197	–3,128
Product development	–257	–435	–955	–1,211	–1,515
Other investing activities	–769	1,652	–690	1,327	–900
Short-term investments	9,323	–938	16,225	3,196	14,692

Cash flow from investing activities	5,131	–1,522	8,431	–2,672	4,541

Cash flow before financing activities	6,771	5,451	12,946	3,668	14,523

Financing activities
Dividends paid	–241	–381	–7,450	–8,633	–7,455
Other financing activities	–10	1,062	133	856	961

Cash flow from financing activities	–251	681	–7,317	–7,777	–6,494

Effect of exchange rate changes on cash	278	–1,994	–231	–1,722	–217

Net change in cash	6,798	4,138	5,398	–5,831	7,812

Cash and cash equivalents, beginning of period	29,464	28,707	30,864	38,676	30,864

Cash and cash equivalents, end of period	36,262	32,845	36,262	32,845	38,676

1)	Includes payment of external loan of SEK -6.2 b. attributable to the acquisition of Telcordia in Q1 2012

Ericsson Third Quarter Report 2012	18

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

SEK million	Jan - Sep 2011	Jan - Sep 2012	Jan - Dec 2011

Opening balance	146,785	145,270	146,785
Total comprehensive income	3,860	7,900	5,506
Stock issue	—	159	—
Sale/Repurchase of own shares	68	–109	92
Stock Purchase Plan	320	333	413
Dividends paid	–7,450	–8,633	–7,455
Transactions with non-controlling interests	–79	–377	–71

Closing balance	143,504	144,543	145,270

Ericsson Third Quarter Report 2012	19

CONSOLIDATED INCOME STATEMENT – ISOLATED QUARTERS

	2011				2012
Isolated quarters, SEK million	Q1	Q2	Q3	Q4	Q1	Q2	Q3

Net sales	52,966	54,770	55,518	63,667	50,974	55,319	54,550
Cost of sales	–32,578	–34,064	–36,095	–44,463	–33,985	–37,611	–37,970

Gross income	20,388	20,706	19,423	19,204	16,989	17,708	16,580
Gross margin (%)	38.5%	37.8%	35.0%	30.2%	33.3%	32.0%	30.4%

Research and development expenses	–7,991	–8,108	–7,824	–8,715	–8,016	–8,097	–7,473
Selling and administrative expenses	–6,441	–7,741	–5,664	–6,837	–6,232	–6,855	–5,797

Operating expenses	–14,432	–15,849	–13,488	–15,552	–14,248	–14,952	–13,270

Other operating income and expenses 1)	343	166	366	403	7,749	530	341

Operating income before shares in earnings of JV and associated companies	6,299	5,023	6,301	4,055	10,490	3,286	3,651

Operating margin before shares in earnings of JV and associated companies (%)	11.9%	9.2%	11.3%	6.4%	20.6%	5.9%	6.7%

Shares in earnings of JV and associated companies	–468	–771	–640	–1,899	–1,403	–1,208	–555

Operating income	5,831	4,252	5,661	2,156	9,087	2,078	3,096

Financial income	302	977	1,198	405	262	618	390
Financial expenses	–306	–636	–987	–732	–273	–924	–275

Income after financial items	5,827	4,593	5,872	1,829	9,076	1,772	3,211

Taxes	–1,747	–1,377	–2,090	–338	–272	–567	–1,027

Net income	4,080	3,216	3,782	1,491	8,804	1,205	2,184

Net income attributable to:
- Stockholders of the Parent Company	4,103	3,116	3,821	1,154	8,950	1,110	2,177
- Non-controlling interests	–23	100	–39	337	–146	95	7

Other information
Average number of shares, basic (million)	3,202	3,204	3,207	3,209	3,212	3,215	3,217
Earnings per share, basic (SEK) 2)	1.28	0.97	1.19	0.36	2.79	0.35	0.68
Earnings per share, diluted (SEK) 2)	1.27	0.96	1.18	0.36	2.76	0.34	0.67

1)	Includes gain on sale of Sony Ericsson SEK 7.7 b. in Q1 2012
2)	Based on Net income attributable to stockholders of the Parent Company

Ericsson Third Quarter Report 2012	20

CONSOLIDATED STATEMENT OF CASH FLOWS – ISOLATED QUARTERS

	2011				2012
Isolated quarters, SEK million	Q1	Q2	Q3	Q4	Q1	Q2	Q3

Operating activities
Net income	4,080	3,216	3,782	1,491	8,804	1,205	2,184
Adjustments to reconcile net income to cash
Taxes	721	–29	550	752	–1,118	–1,185	–886
Earnings/dividends in JV and associated companies	452	783	658	1,817	1,290	1,193	579
Depreciation, amortization and impairment losses	2,209	2,172	2,227	2,428	2,315	2,401	2,394
Other	–1,201	–1,107	–291	472	–7,022	–466	413

	6,261	5,035	6,926	6,960	4,269	3,148	4,684

Changes in operating net assets
Inventories	–3,462	–2,370	–2,619	5,208	–59	43	–650
Customer financing, current and non-current	196	195	–607	290	282	—	–164
Trade receivables	–1,610	2,114	–2,769	565	3,722	–5,427	2,882
Trade payables	–255	–834	–805	246	–2,713	1,717	–1,455
Provisions and post-employment benefits	–752	–485	–2,180	–2,278	–1,771	–353	–175
Other operating assets and liabilities, net	–3,284	2,126	3,694	–5,524	–2,999	–492	1,851

	–9,167	746	–5,286	–1,493	–3,538	–4,512	2,289

Cash flow from operating activities	–2,906	5,781	1,640	5,467	731	–1,364	6,973

Investing activities
Investments in property, plant and equipment	–980	–1,196	–1,294	–1,524	–1,648	–994	–1,461
Sales of property, plant and equipment	97	58	59	172	309	–10	17
Acquisitions/divestments of subsidiaries and other operations, net 1)	–455	–507	–1,931	–235	–1,730	–110	–357
Product development	–269	–429	–257	–560	–251	–525	–435
Other investing activities	179	–100	–769	–210	195	–520	1,652
Short-term investments	3,706	3,196	9,323	–1,533	–3,999	8,133	–938

Cash flow from investing activities	2,278	1,022	5,131	–3,890	–7,124	5,974	–1,522

Cash flow before financing activities	–628	6,803	6,771	1,577	–6,393	4,610	5,451

Financing activities
Dividends paid	—	–7,209	–241	–5	—	–8,252	–381
Other financing activities	1,240	–1,097	–10	828	–1,318	1,112	1,062

Cash flow from financing activities	1,240	–8,306	–251	823	–1,318	–7,140	681

Effect of exchange rate changes on cash	–720	211	278	14	–327	599	–1,994

Net change in cash	–108	–1,292	6,798	2,414	–8,038	–1,931	4,138

Cash and cash equivalents, beginning of period	30,864	30,756	29,464	36,262	38,676	30,638	28,707

Cash and cash equivalents, end of period	30,756	29,464	36,262	38,676	30,638	28,707	32,845

1)	Includes payment of external loan of SEK -6.2 b. attributable to the acquisition of Telcordia in Q1 2012

Ericsson Third Quarter Report 2012	21

PARENT COMPANY INCOME STATEMENT

	Jul - Sep		Jan - Sep
SEK million	2011	2012	2011	2012

Net sales	—	—	—	—
Cost of sales	—	—	—	—

Gross income	—	—	—	—

Operating expenses	–465	–103	–1,451	–556
Other operating income and expenses	746	637	2,085	1,864

Operating income	281	534	634	1,308

Financial net	1,052	2,960	5,435	9,224

Income after financial items	1,333	3,494	6,069	10,532

Transfers to (-) / from untaxed reserves
Taxes	–239	–247	–552	–570

Net income	1,094	3,247	5,517	9,962

STATEMENT OF COMPREHENSIVE INCOME

	Jul - Sep		Jan - Sep
SEK million	2011	2012	2011	2012

Net income	1,094	3,247	5,517	9,962

Cash flow hedges
Gains/losses arising during the period	—	—	—	–64
Adjustments for amounts transferred to initial carrying amount of hegded items	—	—	—	–139
Tax on items reported directly in or transferred from equity	—	—	—	—

Other comprehensive income	—	—	—	–203

Total comprehensive income	1,094	3,247	5,517	9,759

PARENT COMPANY BALANCE SHEET

SEK million	Dec 31 2011	Sep 30 2012

ASSETS
Fixed assets
Intangible assets	1,088	910
Tangible assets	491	498
Financial assets	103,663	108,641

	105,242	110,049

Current assets
Inventories	61	45
Receivables 1)	23,327	28,329
Short-term investments	38,852	31,112
Cash and cash equivalents	17,288	15,210

	79,528	74,696

Total assets	184,770	184,745

STOCKHOLDERS’ EQUITY, PROVISIONS AND LIABILITIES
Equity
Restricted equity	47,859	48,018
Non-restricted equity	40,720	42,344

	88,579	90,362

Untaxed reserves	676	676

Provisions	651	745

Non-current liabilities	48,373	47,478

Current liabilities	46,491	45,484

Total stockholders’ equity, provisions and liabilities	184,770	184,745

Assets pledged as collateral	452	538
Contingent liabilities	18,518	16,783

1)	Including loan to ST-Ericsson of SEK 4,538 million as of September 30, 2012 (SEK 2,759 million as of December 31, 2011)

Ericsson Third Quarter Report 2012	22

Accounting Policies

The Group

This interim report is prepared in accordance with IAS 34. The term “IFRS” used in this document refers to the application of IAS and IFRS as well as interpretations of these standards as issued by IASB’s Standards Interpretation Committee (SIC) and IFRS Interpretations Committee, (IFRIC). The accounting policies adopted are consistent with those of the annual report for the year ended December 31, 2011, and should be read in conjunction with that annual report.

As from January 1, 2012, the Company has applied the following new or amended IFRSs and IFRICs:

•	Amendment to IAS 12, income taxes: deferred tax: recovery of underlying assets (not yet endorsed by the EU)

•	Amendments to IFRS 7, Financial instruments Disclosures: Transfers of Financial Assets

None of the new or amended standards and interpretations has had any significant impact on the financial result or position of the Company. There is no difference between IFRS effective as per September 30, 2012 and IFRS as endorsed by the EU, except for IAS 12 above.

Ericsson Third Quarter Report 2012	23

NET SALES BY SEGMENT BY QUARTER

Segments Sony Ericsson and ST-Ericsson are reported in accordance with the equity method, thus their sales are not included.

	2011				2012
Isolated quarters, SEK million	Q1	Q2	Q3	Q4	Q1	Q2	Q3
Networks	33,249	33,360	32,506	33,280	27,314	27,766	26,939
Global Services	17,435	19,036	20,438	26,975	20,631	24,074	24,296
Of which Professional Services	12,571	13,463	14,719	18,081	14,884	16,947	16,388
Of which Managed Services	4,924	4,724	5,304	6,046	5,708	6,468	6,306
Of which Network Rollout	4,864	5,573	5,719	8,894	5,747	7,127	7,908
Support Solutions	2,282	2,374	2,574	3,412	3,029	3,479	3,315

Total	52,966	54,770	55,518	63,667	50,974	55,319	54,550

	2011				2012
Sequential change, percent	Q1	Q2	Q3	Q4	Q1	Q2	Q3
Networks	–9%	0%	–3%	2%	–18%	2%	–3%
Global Services	–24%	9%	7%	32%	–24%	17%	1%
Of which Professional Services	–25%	7%	9%	23%	–18%	14%	–3%
Of which Managed Services	–8%	–4%	12%	14%	–6%	13%	–3%
Of which Network Rollout	–21%	15%	3%	56%	–35%	24%	11%
Support Solutions	–34%	4%	8%	33%	–11%	15%	–5%

Total	–16%	3%	1%	15%	–20%	9%	–1%

	2011				2012
Year over year change, percent	Q1	Q2	Q3	Q4	Q1	Q2	Q3
Networks	35%	31%	25%	–9%	–18%	–17%	–17%
Global Services	–4%	–5%	7%	18%	18%	26%	19%
Of which Professional Services	–5%	–9%	7%	8%	18%	26%	11%
Of which Managed Services	1%	–16%	1%	13%	16%	37%	19%
Of which Network Rollout	0%	6%	7%	44%	18%	28%	38%
Support Solutions	–1%	–2%	11%	–2%	33%	47%	29%

Total	17%	14%	17%	1%	–4%	1%	–2%

	2011				2012
Year to date, SEK million	Jan - Mar	Jan - Jun	Jan - Sep	Jan - Dec	Jan - Mar	Jan - Jun	Jan - Sep
Networks	33,249	66,609	99,115	132,395	27,314	55,080	82,019
Global Services	17,435	36,471	56,909	83,884	20,631	44,705	69,001
Of which Professional Services	12,571	26,034	40,753	58,834	14,884	31,830	48,219
Of which Managed Services	4,924	9,648	14,952	20,998	5,708	12,176	18,482
Of which Network Rollout	4,864	10,437	16,156	25,050	5,747	12,875	20,782
Support Solutions	2,282	4,656	7,230	10,642	3,029	6,508	9,823

Total	52,966	107,736	163,254	226,921	50,974	106,293	160,843

Year to date,	2011				2012
year over year change, percent	Jan - Mar	Jan - Jun	Jan - Sep	Jan - Dec	Jan - Mar	Jan - Jun	Jan - Sep
Networks	35%	33%	30%	17%	–18%	–17%	–17%
Global Services	–4%	–4%	–1%	5%	18%	23%	21%
Of which Professional Services	–5%	–7%	–3%	1%	18%	22%	18%
Of which Managed Services	1%	–8%	–5%	–1%	16%	26%	24%
Of which Network Rollout	0%	3%	5%	16%	18%	23%	29%
Support Solutions	–1%	–2%	3%	1%	33%	40%	36%

Total	17%	16%	16%	12%	–4%	–1%	–1%

SALES GROWTH FOR COMPARABLE UNITS, ADJUSTED FOR CURRENCY EFFECTS AND HEDGING

	2012
Sequential change, percent	Q1	Q2	Q3
Networks	–19%	–1%	0%
Global Services	–25%	15%	3%
Support Solutions	–25%	13%	–3%

Total	–22%	6%	1%

Isolated quarter,	2012
Year over year change, percent	Q1	Q2	Q3
Networks	–18%	–20%	–17%
Global Services	14%	18%	16%
Support Solutions	12%	16%	4%

Total	–6%	–6%	–4%

Year to date,	2012
year over year change, percent	Jan - Mar	Jan - Jun	Jan - Sep
Networks	–18%	–19%	–18%
Global Services	14%	16%	16%
Support Solutions	12%	14%	10%

Total	–6%	–6%	–5%

Ericsson Third Quarter Report 2012	24

OPERATING INCOME BY SEGMENT BY QUARTER

	2011				2012
Isolated quarters, SEK million	Q1	Q2	Q3	Q4	Q1	Q2	Q3
Networks	5,744	4,599	4,277	2,675	1,649	1,255	1,341
Global Services	1,146	1,030	1,757	1,611	1,267	1,362	1,835
Of which Professional Services	1,486	1,661	2,023	2,498	1,908	2,142	2,293
Of which Network Rollout	–340	–631	–266	–887	–641	–780	–458
Support Solutions	–338	–267	90	11	–28	420	480
Unallocated 1)	–228	–204	164	–233	–97	–43	6

Subtotal Segments excluding Sony Ericsson and ST-Ericsson	6,324	5,158	6,288	4,064	2,791	2,994	3,662

Sony Ericsson 2)	71	–208	75	–1,137	7,691	347	–1
ST-Ericsson	–564	–698	–702	–771	–1,395	–1,263	–565

Subtotal Sony Ericsson and ST-Ericsson	–493	–906	–627	–1,908	6,296	–916	–566

Total	5,831	4,252	5,661	2,156	9,087	2,078	3,096

	2011				2012
Year to date, SEK million	Jan - Mar	Jan - Jun	Jan - Sep	Jan - Dec	Jan - Mar	Jan - Jun	Jan - Sep
Networks	5,744	10,343	14,620	17,295	1,649	2,904	4,245
Global Services	1,146	2,176	3,933	5,544	1,267	2,629	4,464
Of which Professional Services	1,486	3,147	5,170	7,668	1,908	4,050	6,343
Of which Network Rollout	–340	–971	–1,237	–2,124	–641	–1,421	–1,879
Support Solutions	–338	–605	–515	–504	–28	392	872
Unallocated 1)	–228	–432	–268	–501	–97	–140	–134

Subtotal Segments excluding Sony Ericsson and ST-Ericsson	6,324	11,482	17,770	21,834	2,791	5,785	9,447

Sony Ericsson 2)	71	–137	–62	–1,199	7,691	8,038	8,037
ST-Ericsson	–564	–1,262	–1,964	–2,735	–1,395	–2,658	–3,223

Subtotal Sony Ericsson and ST-Ericsson	–493	–1,399	–2,026	–3,934	6,296	5,380	4,814

Total	5,831	10,083	15,744	17,900	9,087	11,165	14,261

OPERATING MARGIN BY SEGMENT BY QUARTER

As percentage of net sales,	2011				2012
isolated quarters	Q1	Q2	Q3	Q4	Q1	Q2	Q3
Networks	17%	14%	13%	8%	6%	5%	5%
Global Services	7%	5%	9%	6%	6%	6%	8%
Of which Professional Services	12%	12%	14%	14%	13%	13%	14%
Of which Network Rollout	–7%	–11%	–5%	–10%	–11%	–11%	–6%
Support Solutions	–15%	–11%	3%	0%	–1%	12%	14%

Subtotal excluding Sony Ericsson and ST-Ericsson	12%	9%	11%	6%	5%	5%	7%

As percentage of net sales,	2011				2012
Year to date	Jan - Mar	Jan - Jun	Jan - Sep	Jan - Dec	Jan - Mar	Jan - Jun	Jan - Sep
Networks	17%	16%	15%	13%	6%	5%	5%
Global Services	7%	6%	7%	7%	6%	6%	6%
Of which Professional Services	12%	12%	13%	13%	13%	13%	13%
Of which Network Rollout	–7%	–9%	–8%	–8%	–11%	–11%	–9%
Support Solutions	–15%	–13%	–7%	–5%	–1%	6%	9%

Subtotal excluding Sony Ericsson and ST-Ericsson	12%	11%	11%	10%	5%	5%	6%

1)	“Unallocated” consists mainly of costs for corporate staff, non-operational capital gains and losses
2)	Includes gain on sale of Sony Ericsson SEK 7.7 b. in Q1 2012

Ericsson Third Quarter Report 2012	25

EBITA BY SEGMENT BY QUARTER

	2011				2012
Isolated quarters, SEK million	Q1	Q2	Q3	Q4	Q1	Q2	Q3
Networks	6,571	5,417	5,123	3,437	2,343	1,994	2,075
Global Services	1,278	1,150	1,867	1,720	1,464	1,594	2,050
Of which Professional Services	1,597	1,760	2,111	2,583	2,086	2,320	2,438
Of which Network Rollout	–319	–610	–244	–863	–622	–726	–389
Support Solutions	–163	–93	270	195	236	608	624
Unallocated 1)	–226	–204	165	–203	–96	–42	6

Subtotal Segments excluding Sony Ericsson and ST-Ericsson	7,460	6,270	7,425	5,149	3,947	4,154	4,755

Sony Ericsson 2)	71	–208	75	–1,137	7,691	347	–1
ST-Ericsson	–564	–698	–702	–771	–1,395	–1,263	–565
Subtotal Sony Ericsson and ST-Ericsson	–493	–906	–627	–1,908	6,296	–916	–566

Total	6,967	5,364	6,798	3,241	10,243	3,238	4,189

	2011				2012
Year to date, SEK million	Jan - Mar	Jan - Jun	Jan - Sep	Jan - Dec	Jan - Mar	Jan - Jun	Jan - Sep
Networks	6,571	11,988	17,111	20,548	2,343	4,337	6,411
Global Services	1,278	2,428	4,295	6,015	1,464	3,058	5,108
Of which Professional Services	1,597	3,357	5,468	8,051	2,086	4,406	6,845
Of which Network Rollout	–319	–929	–1,173	–2,036	–622	–1,348	–1,736
Support Solutions	–163	–256	14	209	236	844	1,468
Unallocated 1)	–226	–430	–265	–468	–96	–138	–132

Subtotal Segments excluding Sony Ericsson and ST-Ericsson	7,460	13,730	21,155	26,304	3,947	8,101	12,856

Sony Ericsson 2)	71	–137	–62	–1,199	7,691	8,038	8,037
ST-Ericsson	–564	–1,262	–1,964	–2,735	–1,395	–2,658	–3,223
Subtotal Sony Ericsson and ST-Ericsson	–493	–1,399	–2,026	–3,934	6,296	5,380	4,814

Total	6,967	12,331	19,129	22,370	10,243	13,481	17,670

EBITA MARGIN BY SEGMENT BY QUARTER

As percentage of net sales,	2011				2012
isolated quarters	Q1	Q2	Q3	Q4	Q1	Q2	Q3
Networks	20%	16%	16%	10%	9%	7%	8%
Global Services	7%	6%	9%	6%	7%	7%	8%
Of which Professional Services	13%	13%	14%	14%	14%	14%	15%
Of which Network Rollout	–7%	–11%	–4%	–10%	–11%	–10%	–5%
Support Solutions	–7%	–4%	11%	6%	8%	17%	19%

Subtotal excluding Sony Ericsson and ST-Ericsson	14%	11%	13%	8%	8%	8%	9%

As percentage of net sales,	2011				2012
Year to date	Jan - Mar	Jan - Jun	Jan - Sep	Jan - Dec	Jan - Mar	Jan - Jun	Jan - Sep
Networks	20%	18%	17%	16%	9%	8%	8%
Global Services	7%	7%	8%	7%	7%	7%	7%
Of which Professional Services	13%	13%	13%	14%	14%	14%	14%
Of which Network Rollout	–7%	–9%	–7%	–8%	–11%	–10%	–8%
Support Solutions	–7%	–5%	0%	2%	8%	13%	15%

Subtotal excluding Sony Ericsson and ST-Ericsson	14%	13%	13%	12%	8%	8%	8%

1)	“Unallocated” consists mainly of costs for corporate staff, non-operational capital gains and losses
2)	Includes gain on sale of Sony Ericsson SEK 7.7 b. in Q1 2012

Ericsson Third Quarter Report 2012	26

NET SALES BY REGION BY QUARTER

	2011				2012
Isolated quarters, SEK million	Q1	Q2	Q3	Q4	Q1	Q2	Q3
North America	13,162	12,324	12,096	11,203	12,775	12,987	14,037
Latin America	4,015	4,927	6,012	7,028	4,822	5,243	5,424
Northern Europe & Central Asia 1) 2)	3,365	4,552	3,527	3,781	2,292	3,358	2,697
Western & Central Europe 2)	4,806	4,342	4,612	5,270	4,306	4,094	3,630
Mediterranean 2)	4,799	5,543	5,225	8,240	4,620	6,214	5,401
Middle East	3,070	3,546	3,650	5,195	3,157	3,701	3,637
Sub Saharan Africa	2,212	2,214	2,519	3,218	2,200	2,791	2,800
India	3,169	2,798	2,273	1,522	1,421	1,700	1,737
China & North East Asia	8,633	9,025	9,662	10,889	9,154	8,423	8,373
South East Asia & Oceania	3,108	3,033	3,720	4,009	3,374	3,674	3,505
Other 1) 2)	2,627	2,466	2,222	3,312	2,853	3,134	3,309

Total	52,966	54,770	55,518	63,667	50,974	55,319	54,550

1) Of which Sweden	927	1,103	944	908	834	1,282	1,649
2) Of which EU	10,020	10,317	10,195	13,428	9,502	11,201	10,604

	2011				2012
Sequential change, percent	Q1	Q2	Q3	Q4	Q1	Q2	Q3
North America	–6%	–6%	–2%	–7%	14%	2%	8%
Latin America	–34%	23%	22%	17%	–31%	9%	3%
Northern Europe & Central Asia 1) 2)	–30%	35%	–23%	7%	–39%	47%	–20%
Western & Central Europe 2)	–19%	–10%	6%	14%	–18%	–5%	–11%
Mediterranean 2)	–31%	16%	–6%	58%	–44%	35%	–13%
Middle East	–34%	16%	3%	42%	–39%	17%	–2%
Sub Saharan Africa	9%	0%	14%	28%	–32%	27%	0%
India	11%	–12%	–19%	–33%	–7%	20%	2%
China & North East Asia	–9%	5%	7%	13%	–16%	–8%	–1%
South East Asia & Oceania	–21%	–2%	23%	8%	–16%	9%	–5%
Other 1) 2)	25%	–6%	–10%	49%	–14%	10%	6%

Total	–16%	3%	1%	15%	–20%	9%	–1%

1) Of which Sweden	–21%	19%	–14%	–4%	–8%	54%	29%
2) Of which EU	–20%	3%	–1%	32%	–29%	18%	–5%

	2011				2012
Year-over-year change, percent	Q1	Q2	Q3	Q4	Q1	Q2	Q3
North America	39%	–6%	–6%	–20%	–3%	5%	16%
Latin America	1%	17%	64%	16%	20%	6%	–10%
Northern Europe & Central Asia 1) 2)	46%	70%	49%	–22%	–32%	–26%	–24%
Western & Central Europe 2)	–8%	–2%	7%	–11%	–10%	–6%	–21%
Mediterranean 2)	–5%	–2%	4%	19%	–4%	12%	3%
Middle East	–22%	–7%	34%	12%	3%	4%	0%
Sub Saharan Africa	–9%	–25%	40%	59%	–1%	26%	11%
India	38%	107%	7%	–46%	–55%	–39%	–24%
China & North East Asia	74%	96%	39%	15%	6%	–7%	–13%
South East Asia & Oceania	–12%	–17%	–3%	2%	9%	21%	–6%
Other 1) 2)	37%	49%	19%	57%	9%	27%	49%

Total	17%	14%	17%	1%	–4%	1%	–2%

1) Of which Sweden	–11%	11%	–8%	–22%	–10%	16%	75%
2) Of which EU	–9%	–1%	5%	7%	–5%	9%	4%

Ericsson Third Quarter Report 2012	27

NET SALES BY REGION BY QUARTER (continued)

	2011				2012
Year to date, SEK million	Jan - Mar	Jan - Jun	Jan - Sep	Jan - Dec	Jan - Mar	Jan - Jun	Jan - Sep
North America	13,162	25,486	37,582	48,785	12,775	25,762	39,799
Latin America	4,015	8,942	14,954	21,982	4,822	10,065	15,489
Northern Europe & Central Asia 1) 2)	3,365	7,917	11,444	15,225	2,292	5,650	8,347
Western & Central Europe 2)	4,806	9,148	13,760	19,030	4,306	8,400	12,030
Mediterranean 2)	4,799	10,342	15,567	23,807	4,620	10,834	16,235
Middle East	3,070	6,616	10,266	15,461	3,157	6,858	10,495
Sub Saharan Africa	2,212	4,426	6,945	10,163	2,200	4,991	7,791
India	3,169	5,967	8,240	9,762	1,421	3,121	4,858
China & North East Asia	8,633	17,658	27,320	38,209	9,154	17,577	25,950
South East Asia & Oceania	3,108	6,141	9,861	13,870	3,374	7,048	10,553
Other 1) 2)	2,627	5,093	7,315	10,627	2,853	5,987	9,296

Total	52,966	107,736	163,254	226,921	50,974	106,293	160,843

1) Of which Sweden	927	2,030	2,974	3,882	834	2,116	3,765
2) Of which EU	10,020	20,337	30,532	43,960	9,502	20,703	31,307

Year to date,	2011				2012
year-over-year change, percent	Jan - Mar	Jan - Jun	Jan - Sep	Jan - Dec	Jan - Mar	Jan - Jun	Jan - Sep
North America	39%	13%	6%	–1%	–3%	1%	6%
Latin America	1%	10%	26%	23%	20%	13%	4%
Northern Europe & Central Asia 1) 2)	46%	59%	56%	25%	–32%	–29%	–27%
Western & Central Europe 2)	–8%	–5%	–1%	–4%	–10%	–8%	–13%
Mediterranean 2)	–5%	–3%	–1%	5%	–4%	5%	4%
Middle East	–22%	–15%	–2%	2%	3%	4%	2%
Sub Saharan Africa	–9%	–18%	–3%	11%	–1%	13%	12%
India	38%	63%	42%	13%	–55%	–48%	–41%
China & North East Asia	74%	85%	66%	47%	6%	0%	–5%
South East Asia & Oceania	–12%	–14%	–10%	–7%	9%	15%	7%
Other 1) 2)	37%	43%	35%	41%	9%	18%	27%

Total	17%	16%	16%	12%	–4%	–1%	–1%

1) Of which Sweden	–11%	–1%	–3%	–8%	–10%	4%	27%
2) Of which EU	–9%	–5%	–2%	1%	–5%	2%	3%

TOP 5 COUNTRIES IN SALES

	Q3		Jan - Sep
Country	2011	2012	2011	2012
UNITED STATES	20%	26%	22%	24%
JAPAN	7%	9%	7%	8%
CHINA	7%	5%	7%	5%
ITALY	4%	4%	4%	4%
BRAZIL	5%	3%	3%	3%

Ericsson Third Quarter Report 2012	28

NET SALES BY REGION BY SEGMENT

Since the segment ST-Ericsson is reported in accordance with the equity method, their sales are not included below. Net sales related to these segments are disclosed under SEGMENT RESULTS. Net sales related to other segments are set out below.

Revenue from Telcordia is reported 50/50 between Segments Global Services and Support Solutions. In the regional dimension, all of Telcordia sales is reported in Support Solutions, except for North America where it is split 50/50. Multimedia brokering (IPX) was previously reported in each region in Segment Support Solutions, from Q1 2012 it is part of region “Other” in Segment Support Solutions.

	Q3 2012, SEK million				Accumulated Jan - Sep 2012, SEK million
	Net- works	Global Services	Support Solutions	Total	Net- works	Global Services	Support Solutions	Total
North America	7,550	5,881	606	14,037	21,157	16,714	1,928	39,799
Latin America	2,524	2,335	565	5,424	6,881	7,364	1,244	15,489
Northern Europe & Central Asia	1,514	1,085	98	2,697	4,765	3,313	269	8,347
Western & Central Europe	933	2,530	167	3,630	3,814	7,685	531	12,030
Mediterranean	1,993	3,223	185	5,401	6,756	8,955	524	16,235
Middle East	1,409	1,822	406	3,637	4,287	5,270	938	10,495
Sub Saharan Africa	1,581	939	280	2,800	4,393	2,671	727	7,791
India	1,051	609	77	1,737	2,647	1,877	334	4,858
China & North East Asia	4,501	3,742	130	8,373	15,935	9,626	389	25,950
South East Asia & Oceania	1,747	1,620	138	3,505	5,452	4,688	413	10,553
Other	2,136	510	663	3,309	5,932	838	2,526	9,296

Total	26,939	24,296	3,315	54,550	82,019	69,001	9,823	160,843
Share of Total	49%	45%	6%	100%	51%	43%	6%	100%

	Q3 2012
Sequential change, percent	Net- works	Global Services	Support Solutions	Total
North America	23%	–4%	–17%	8%
Latin America	10%	–7%	27%	3%
Northern Europe & Central Asia	–26%	–10%	8%	–20%
Western & Central Europe	–31%	–2%	–1%	–11%
Mediterranean	–27%	–3%	9%	–13%
Middle East	–10%	1%	18%	–2%
Sub Saharan Africa	2%	0%	–6%	0%
India	12%	–6%	–35%	2%
China & North East Asia	–13%	19%	–5%	–1%
South East Asia & Oceania	–7%	–2%	–1%	–5%
Other	1%	182%	–21%	6%

Total	–3%	1%	–5%	–1%

	Q3 2012
Year over year change, percent	Net- works	Global Services	Support Solutions	Total
North America	9%	22%	65%	16%
Latin America	–26%	–1%	135%	–10%
Northern Europe & Central Asia	–38%	13%	–14%	–24%
Western & Central Europe	–47%	–3%	–29%	–21%
Mediterranean	–11%	18%	–29%	3%
Middle East	–20%	18%	15%	0%
Sub Saharan Africa	2%	44%	–10%	11%
India	–26%	–25%	60%	–24%
China & North East Asia	–37%	53%	23%	–13%
South East Asia & Oceania	–11%	4%	–31%	–6%
Other	10%	–1027%	96%	49%

Total	–17%	19%	29%	–2%

	Accumulated Jan - Sep 2012
Year over year change, percent	Net– works	Global Services	Support Solutions	Total
North America	–11%	30%	117%	6%
Latin America	–16%	22%	84%	4%
Northern Europe & Central Asia	–41%	10%	–28%	–27%
Western & Central Europe	–32%	3%	–22%	–13%
Mediterranean	–3%	15%	–35%	4%
Middle East	–15%	16%	35%	2%
Sub Saharan Africa	12%	13%	14%	12%
India	–51%	–20%	–30%	–41%
China & North East Asia	–22%	46%	36%	–5%
South East Asia & Oceania	1%	18%	–18%	7%
Other	–3%	–4090%	109%	27%

Total	–17%	21%	36%	–1%

Ericsson Third Quarter Report 2012	29

PROVISIONS

	2011				2012
Isolated quarters, SEK million	Q1	Q2	Q3	Q4	Q1	Q2	Q3
Opening balance	9,744	9,529	9,335	8,065	6,265	5,930	5,318
Additions	1,304	2,032	633	838	1,003	616	810
Utilization/Cash out	–1,091	–1,908	–1,464	–1,524	–980	–850	–664
Of which restructuring	–762	–1,220	–747	–494	–401	–342	–160
Reversal of excess amounts	–88	–451	–556	–824	–370	–453	–95
Reclassification, translation difference and other	–340	133	117	–290	12	75	–126

Closing balance	9,529	9,335	8,065	6,265	5,930	5,318	5,243

	2011				2012
Year to date, SEK million	Jan - Mar	Jan - Jun	Jan - Sep	Jan - Dec	Jan - Mar	Jan - Jun	Jan - Sep
Opening balance	9,744	9,744	9,744	9,744	6,265	6,265	6,265
Additions	1,304	3,336	3,969	4,807	1,003	1,619	2,429
Utilization/Cash out	–1,091	–2,999	–4,463	–5,987	–980	–1,830	–2,494
Of which restructuring	–762	–1,982	–2,729	–3,223	–401	–743	–903
Reversal of excess amounts	–88	–539	–1,095	–1,919	–370	–823	–918
Reclassification, translation difference and other	–340	–207	–90	–380	12	87	–39

Closing balance	9,529	9,335	8,065	6,265	5,930	5,318	5,243

NUMBER OF EMPLOYEES

	2011				2012
End of period	Mar 31	Jun 30	Sep 30	Dec 31	Mar 31	Jun 30	Sep 30
North America	13,531	14,553	14,782	14,801	16,281	15,872	15,486
Latin America	7,394	9,875	10,315	11,191	11,538	11,176	10,920
Northern Europe & Central Asia 1)	21,339	21,451	21,083	20,987	21,341	21,457	21,334
Western & Central Europe	10,629	10,518	10,601	10,806	10,900	10,837	11,897
Mediterranean	10,907	11,069	11,521	11,645	11,858	11,986	12,321
Middle East	4,057	4,160	4,304	4,336	4,361	4,231	4,065
Sub Saharan Africa	1,644	1,637	1,891	2,283	2,317	2,277	1,669
India	7,448	8,563	9,672	11,535	12,567	12,644	13,269
China & North East Asia	10,111	11,601	12,313	12,567	13,016	13,233	13,853
South East Asia & Oceania	4,486	4,502	4,408	4,374	4,372	4,382	4,400

Total	91,546	97,929	100,890	104,525	108,551	108,095	109,214

1) Of which Sweden	17,771	17,930	17,588	17,500	17,767	17,890	17,768

INFORMATION ON INVESTMENTS IN ASSETS SUBJECT TO DEPRECIATION, AMORTIZATION, IMPAIRMENT AND WRITE-DOWNS

	2011				2012
Isolated quarters, SEK million	Q1	Q2	Q3	Q4	Q1	Q2	Q3
Additions
Property, plant and equipment	980	1,196	1,294	1,524	1,648	994	1,461
Capitalized development expenses	269	429	257	560	251	525	435
IPR, brands and other intangible assets	359	29	488	97	5,570	992	341

Total	1,608	1,654	2,039	2,181	7,469	2,511	2,237

Depreciation, amortization and impairment losses
Property, plant and equipment	841	821	827	1,057	914	982	1,042
Capitalized development expenses	232	240	263	267	245	259	265
IPR, brands and other intangible assets, etc.	1,136	1,111	1,137	1,104	1,156	1,160	1,094

Total	2,209	2,172	2,227	2,428	2,315	2,401	2,401

Ericsson Third Quarter Report 2012	30

OTHER INFORMATION

	Jul - Sep		Jan - Sep		Jan - Dec
	2011	2012	2011	2012	2011
Number of shares and earnings per share
Number of shares, end of period (million)	3,273	3,305	3,273	3,305	3,273
Of which class A-shares (million)	262	262	262	262	262
Of which class B-shares (million)	3,011	3,043	3,011	3,043	3,011
Number of treasury shares, end of period (million)	66	87	66	87	63
Number of shares outstanding, basic, end of period (million)	3,207	3,218	3,207	3,218	3,211
Numbers of shares outstanding, diluted, end of period (million)	3,236	3,247	3,236	3,247	3,238
Average number of treasury shares (million)	67	88	69	73	68
Average number of shares outstanding, basic (million)	3,207	3,217	3,204	3,215	3,206
Average number of shares outstanding, diluted (million) 1)	3,235	3,246	3,233	3,244	3,233
Earnings per share, basic (SEK)	1.19	0.68	3.45	3.81	3.80
Earnings per share, diluted (SEK) 1)	1.18	0.67	3.42	3.77	3.77
Earnings per share (Non-IFRS), diluted (SEK) 2)	1.44	0.91	4.17	4.52	4.72
Earnings per share (Non-IFRS, excluding restructuring), diluted (SEK) 2)	1.52	1.04	4.73	4.96	5.54
1) Potential ordinary shares are not considered when their conversion to ordinary shares would increase earnings per share 2) Excluding amortizations and write-downs of acquired intangibles

Ratios
Days sales outstanding	—	—	106	101	91
Inventory turnover days	93	79	91	82	78
Payable days	64	56	67	59	62
Equity ratio (%)	—	—	49.7%	53.0%	51.8%
Return on equity (%)	10.8%	6.1%	10.3%	11.4%	8.5%
Return on capital employed (%)	15.1%	7.5%	13.2%	11.2%	11.3%
Capital turnover (times)	1.2	1.2	1.2	1.2	1.2
Cash conversion %, end of period	23.7%	148.9%	24.8%	52.4%	39.6%
Payment readiness, end of period	—	—	84,118	74,683	86,570
Payment readiness, as percentage of sales	—	—	38.6%	34.8%	38.1%

Exchange rates used in the consolidation
SEK/EUR - average rate	—	—	9.01	8.73	9.02
- closing rate	—	—	9.26	8.44	8.92
SEK/USD - average rate	—	—	6.40	6.77	6.48
- closing rate	—	—	6.86	6.53	6.90

Other
Regional inventory, end of period,	24,881	21,958	24,881	21,958	19,921
Export sales from Sweden	27,397	23,808	91,447	76,796	116,507

ERICSSON PLANNING ASSUMPTIONS FOR YEAR 2012

Research and development expenses

We estimate R&D expenses for the full year 2012 to be at around SEK 30-32 b. The estimate includes amortizations/write-downs of intangible assets related to major acquisitions previously made. However, currency effects may cause this to change.

Capital expenditures

Excluding acquisitions, the capital expenditures in relation to sales are not expected to be significantly different in 2012, remaining at roughly two percent of sales.

Utilization of provisions

The expected utilization of provisions for year 2012 is stated in the Annual Report 2011.

Ericsson Third Quarter Report 2012	31

RESTRUCTURING CHARGES BY FUNCTION

	2011				2012
Isolated quarters, SEK million	Q1	Q2	Q3	Q4	Q1	Q2	Q3
Cost of sales	–185	–257	–283	–506	–496	–389	–455
Research and development expenses	–180	–208	–115	–58	–19	–107	–33
Selling and administrative expenses	–8	–1,236	22	–170	–54	–98	–82

Subtotal Ericsson excluding Sony Ericsson and ST-Ericsson	–373	–1,701	–376	–734	–569	–594	–570

Share in Sony Ericsson charges	—	—	—	–419	—	—	—
Share in ST-Ericsson charges	–15	–77	–17	–31	–30	–190	–46

Subtotal Sony Ericsson and ST-Ericsson	–15	–77	–17	–450	–30	–190	–46

Total	–388	–1,778	–393	–1,184	–599	–784	–616

	2011				2012
Year to date, SEK million	Jan - Mar	Jan - Jun	Jan - Sep	Jan - Dec	Jan - Mar	Jan - Jun	Jan - Sep
Cost of sales	–185	–442	–725	–1,231	–496	–885	–1,340
Research and development expenses	–180	–388	–503	–561	–19	–126	–159
Selling and administrative expenses	–8	–1,244	–1,222	–1,392	–54	–152	–234

Subtotal Ericsson excluding Sony Ericsson and ST-Ericsson	–373	–2,074	–2,450	–3,184	–569	–1,163	–1,733

Share in Sony Ericsson charges	—	—	—	–419	—	—	—
Share in ST-Ericsson charges	–15	–92	–109	–140	–30	–220	–266

Subtotal Sony Ericsson and ST-Ericsson	–15	–92	–109	–559	–30	–220	–266

Total	–388	–2,166	–2,559	–3,743	–599	–1,383	–1,999

RESTRUCTURING CHARGES BY SEGMENT

	2011				2012
Isolated quarters, SEK million	Q1	Q2	Q3	Q4	Q1	Q2	Q3
Networks	–205	–1,039	–121	–235	–87	–167	–94
Global Services	–166	–487	–254	–456	–473	–415	–441
Of which Professional Services	–145	–361	–225	–264	–358	–302	–305
Of which Network Rollout	–21	–126	–29	–192	–115	–113	–136
Support Solutions	–2	–119	–6	–16	–9	–12	–29
Unallocated	—	–56	5	–27	—	—	–6

Subtotal Ericsson excluding Sony Ericsson and ST-Ericsson	–373	–1,701	–376	–734	–569	–594	–570

Sony Ericsson	—	—	—	–419	—	—	—
ST-Ericsson	–15	–77	–17	–31	–30	–190	–46

Subtotal Sony Ericsson and ST-Ericsson	–15	–77	–17	–450	–30	–190	–46

Total	–388	–1,778	–393	–1,184	–599	–784	–616

	2011				2012
Year to date, SEK million	Jan - Mar	Jan - Jun	Jan - Sep	Jan - Dec	Jan - Mar	Jan - Jun	Jan - Sep
Networks	–205	–1,244	–1,365	–1,600	–87	–254	–348
Global Services	–166	–653	–907	–1,363	–473	–888	–1,329
Of which Professional Services	–145	–506	–731	–995	–358	–660	–965
Of which Network Rollout	–21	–147	–176	–368	–115	–228	–364
Support Solutions	–2	–121	–127	–143	–9	–21	–50
Unallocated	—	–56	–51	–78	—	—	–6

Subtotal Ericsson excluding Sony Ericsson and ST-Ericsson	–373	–2,074	–2,450	–3,184	–569	–1,163	–1,733

Sony Ericsson	—	—	—	–419	—	—	—
ST-Ericsson	–15	–92	–109	–140	–30	–220	–266

Subtotal Sony Ericsson and ST-Ericsson	–15	–92	–109	–559	–30	–220	–266

Total	–388	–2,166	–2,559	–3,743	–599	–1,383	–1,999

Ericsson Third Quarter Report 2012	32